UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-50231

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form l0-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2005

☐ Transition Report on Form 10-K and Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

Not Applicable

PART I

REGISTRANT INFORMATION

Full name of registrant: Federal National Mortgage Association

Former name if applicable: Not Applicable

Address of principal executive office (Street and number): 3900 Wisconsin Avenue, NW

City, state and zip code: Washington, D.C. 20016

PART II

RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; And

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

     Fannie Mae (formally, the Federal National Mortgage Association) has determined that it is unable to file its Form 10-Q for the quarter ended March 31, 2005 by the May 10, 2005 due date or by May 15, 2005 and, accordingly, Fannie Mae is not requesting the five-day extension permitted by the rules of the Securities and Exchange Commission.

     Fannie Mae is not able to file a timely Form 10-Q because Fannie Mae has not completed its financial statements for the first quarter of 2005. As previously announced, Fannie Mae is in the process of restating its historical financial statements and has determined that its previously filed interim and audited financial statements for the periods from January 2001 through the second quarter of 2004 should no longer be relied upon. More information regarding the matters discussed in this Form 12b-25 may be found in a Form 8-K Fannie Mae filed with the SEC on March 18, 2005.

     On September 20, 2004, the Office of Federal Housing Enterprise Oversight (“OFHEO”) delivered to the Board of Directors of Fannie Mae a report on its special examination of Fannie Mae’s accounting policies and practices, which raised questions about Fannie Mae’s application of Financial Accounting Standard No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (“FAS 91”) and Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”). OFHEO subsequently notified Fannie Mae of additional accounting and internal control issues and questions the agency identified in its ongoing special examination. The issues and questions pertain to the following areas: securities accounting, loan accounting, consolidations, accounting for commitments, practices to smooth certain income and expense amounts, journal entry controls, systems limitations, database modifications, and additional issues relating to FAS 91. On September 27, 2004, Fannie Mae entered into an agreement with OFHEO to take a series of steps with respect to its accounting, capital, organization and staffing, compensation, and governance and internal controls. On March 7, 2005, Fannie Mae and OFHEO entered into a supplement to the September 27, 2004 agreement.

     On December 15, 2004, the SEC’s Office of the Chief Accountant advised Fannie Mae that it should restate its financial statements filed with the SEC to eliminate the use of hedge accounting, evaluate the accounting under FAS 91 and restate its financial statements filed with the SEC if the amounts required for correction are material, and reevaluate the information prepared under generally accepted accounting principles (“GAAP”) and non-GAAP information that Fannie Mae previously provided to investors, particularly in view of the decision that hedge accounting is not appropriate. Fannie Mae will restate prior period financial results. Fannie Mae has not yet filed its quarterly report on Form 10-Q for the quarter ended September 30, 2004 or its annual report on Form 10-K for the year ended December 31, 2004.

     Fannie Mae’s Board of Directors and management are addressing the issues and questions raised by OFHEO. In addition, the Board designated its Special Review Committee to review the findings of OFHEO’s September 2004 special examination report and to conduct the reviews required by the September 27, 2004 agreement. The review, led by former Senator Warren Rudman of the law firm of Paul, Weiss, Rifkind, Wharton & Garrison, is focused on: accounting issues, including accounting policies, procedures and controls regarding FAS 91 and FAS 133; organization, structure and governance, including board oversight and management responsibilities and resources; and executive compensation. Paul, Weiss’ work continues as it examines these areas and other issues that may arise in the course of its review, reporting regularly to the Board. Fannie Mae will report to OFHEO regarding each of these issues and will continue to work with OFHEO to resolve these matters as part of the company’s ongoing internal reviews and its restatement process. In light of the foregoing, management has initiated a comprehensive review of accounting routines and controls, the financial reporting process and the application of generally accepted accounting principles, which will include the issues OFHEO has identified described in this notice, as well as issues identified by management and/or Deloitte & Touche LLP, the company’s independent auditor. Management, working with accounting consultants, will develop a view on these issues, which then will be reviewed with the Audit Committee, Deloitte & Touche and OFHEO. Upon conclusion of the issue review, the financial statements will be restated where necessary and submitted to Deloitte & Touche for review as part of its audit. The company is committed to informing OFHEO, Paul, Weiss, and Deloitte & Touche of its work on these matters, including the company’s approach to completing the restatement, realigning financial control and audit functions and overhauling reporting systems. The company is providing periodic updates to the SEC and the New York Stock Exchange of its progress on the restatement. In addition, the SEC and the U.S. Attorney’s Office for the District of Columbia are conducting ongoing investigations into these matters.

     The information provided in this notice and the attached explanation includes forward-looking statements, including statements regarding the restatement of Fannie Mae’s financial statements for prior periods and the impact thereof, the future performance of our Portfolio Investment and Credit Guaranty Businesses, achievement of our capital restoration plan, and our future approach to managing credit risk and our portfolio. Statements that are not historical facts, including statements about Fannie Mae’s beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by the company’s management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update publicly any of them in light of new information or future events. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Examples of such factors include, but are not limited to, the timing and nature of the final resolution of the accounting issues discussed in this notice and those raised by OFHEO in the course of its special examination discussed in this notice, the outcome of the review being conducted by independent counsel on behalf of the company’s Board of Directors and of OFHEO’s special examination, the factors discussed in this notice and the attached explanation, and the reactions of the marketplace to the foregoing.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Scott Lesmes	(202)	752-7000

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

     Fannie Mae has not yet filed a quarterly report on Form 10-Q for the period ended September 30, 2004, nor an annual report on Form 10-K for the period ending December 31, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Please see attached explanation.

                    Federal National Mortgage Association

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2005	By: /s/ Robert Levin

Name: Robert Levin Title: Executive Vice President and Interim Chief Financial Officer

Explanation Referred to in Part IV, Item (3) of Form 12b-25

     Fannie Mae is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing this explanation regarding whether the results of operations it expects to report for the first quarter of 2005 will reflect significant changes from results of operations for the first quarter of 2004. Because of the restatement and re-audit process described above, Fannie Mae is unable to provide a reasonable estimate of either its first quarter 2005 results of operations or its restated first quarter 2004 results of operations. Accordingly, Fannie Mae cannot at this time estimate what significant changes will be reflected in its first quarter 2005 results of operations from its restated first quarter 2004 results of operations. Presented below is a discussion of certain accounting matters that may significantly impact the results of operations for first quarter 2005 and restated results of operations for first quarter 2004 that Fannie Mae ultimately reports, followed by a discussion of certain key business and market issues that have impacted the company.

     Accounting Matters

     FAS 133 and FAS 91. The SEC has determined that Fannie Mae’s accounting practices did not comply in material respects with the accounting requirements of FAS 133 and FAS 91. As a result of the SEC’s findings, Fannie Mae will restate its prior period financial results.

     In its Form 12b-25 filed with the SEC on November 15, 2004, Fannie Mae estimated that a loss of hedge accounting under FAS 133 for its derivatives (other than mortgage commitments, which are discussed below) could result in recording into earnings a net cumulative after-tax loss of approximately $9.0 billion as of September 30, 2004. Fannie Mae estimates that this net cumulative after-tax loss was approximately $8.4 billion as of December 31, 2004. Fannie Mae does not anticipate reporting its 2005 results until the restatement process is complete. Fannie Mae’s restated financial statements also will reflect corrections as a result of the company’s misapplication of FAS 91. Fannie Mae is working to determine the effect of the misapplications of FAS 133 and FAS 91, including the effect on each prior reporting period. The company expects that the impact of the misapplication of FAS 133 will be material to Fannie Mae’s results for many, if not all, periods and will vary substantially from period to period based on the amount and types of derivatives held and fluctuations in interest rates and volatility.

     Issues raised by OFHEO announced on February 23, 2005; Other accounting matters. Fannie Mae announced on February 23, 2005 that OFHEO notified the company’s Board of Directors and management of additional accounting matters the agency identified in its ongoing special examination. A list of these matters appears in the current report on Form 8-K Fannie Mae filed on that date. Of these issues, the application of Financial Accounting Standard No. 149, Amendments of Statement 133 on Derivative Instruments and Hedging Activities (“FAS 149”) has the most significant potential impact on Fannie Mae’s previously reported results of operations. Under FAS 149, Fannie Mae accounts for certain purchase and sell commitments of mortgage-related assets as derivatives. Fannie Mae applies cash flow hedge accounting to certain of these transactions, which results in deferring the gain or loss on the commitment in accumulated other comprehensive income, or AOCI, and amortizing it over the life of the hedged item. If Fannie Mae does not qualify for hedge accounting for mortgage commitments accounted for as derivatives since its July 1, 2003 adoption of FAS 149, the company estimates that it would be required to record in earnings a net cumulative after-tax loss related to these commitments of approximately $2.4 billion as of December 31, 2004. (This estimate would have been approximately $2.8 billion as of June 30, 2004, the date of information in the last interim balance sheet Fannie Mae filed with the SEC.)

     As discussed above, management has initiated a comprehensive review of accounting routines and controls, the financial reporting process and the application of generally accepted accounting principles, including those identified by OFHEO announced on February 23, 2005. As issues raised by OFHEO’s ongoing special examination or management’s review are resolved by management, they will be reviewed with the Audit Committee of Fannie Mae’s Board of Directors, Deloitte & Touche and OFHEO. Upon conclusion of the issue review, the financial statements will be restated where necessary and submitted to Deloitte & Touche for review as part of its audit.

     Fannie Mae has made a determination regarding the classification of its investments in debt and equity securities, which was an issue raised by OFHEO as described above. Under Financial Accounting Standard

No. 115, Accounting for Certain Investments in Debt and Equity Securities (“FAS 115”), Fannie Mae is required to classify its investment securities in one of three categories—held-to-maturity, available-for-sale, or trading—primarily based on management’s investment intention at the time Fannie Mae acquires a security. Fannie Mae reports held-to-maturity securities at amortized cost on the balance sheet, while marking available-for-sale securities to fair value through shareholders’ equity and marking trading securities to fair value through the income statement. Fannie Mae employed an operational practice that, upon review, was determined to result in securities being transferred from the held-to-maturity category to available-for-sale, which generally is not permitted under FAS 115. As a result, for accounting purposes Fannie Mae must reclassify all securities previously classified as held-to-maturity into the available-for-sale category and discontinue use of the held-to-maturity category until two years after the last transaction giving rise to this error. Fannie Mae will reclassify the securities for each restated period and record all unrealized gains and losses, net of taxes, at each reporting period to shareholders’ equity, specifically through AOCI. AOCI will vary substantially from period to period as a result of this reclassification, primarily due to changes in interest rates. The reclassification will not have a material impact on minimum capital (principally because AOCI is not included in the minimum capital calculation) and will have no impact on earnings. Fannie Mae is continuing its review of accounting policies and practices, including a review of additional policies and practices relating to investment securities.

Key Business and Market Issues

Executive Summary

As a leading source of financing for home mortgages, Fannie Mae competes exclusively in the secondary mortgage market. This market has become increasingly competitive in recent years and our businesses have faced significant challenges as a result. Our overriding focus in this environment of heightened competition has been to maintain an adherence to disciplined business strategies, particularly as they relate to the management of the underlying credit and interest rate risks in our businesses. While this approach may to varying degrees affect the period-to-period growth or returns in our businesses, we believe a disciplined approach to managing credit- and interest-rate risks is in the long-term best interests of our shareholders and other constituents.

While the business and environmental issues described below have had a negative impact on certain performance characteristics of the company’s businesses, we have continued to achieve important business and mission objectives during the period March 2004 through March 2005:

•	Our measures of credit risk have remained at historically low levels;

•	Our duration gap, a measure of interest rate risk in our Portfolio Investment business, remained within our preferred range;

•	We have continued to meet our housing goals, as defined by the Department of Housing and Urban Development (“HUD”);

•	We have been largely successful in retaining customers through a period of significant organizational uncertainty and transition;

•	Our mortgage-backed securities (“MBS”) have retained a position of leadership in the secondary market; and

•	The pricing of our debt instruments—while experiencing some volatility through the year—has remained largely resilient.

Market Dynamics

As we anticipated in mid-2004 and previously, the following competitive and market dynamics have had a meaningful impact on our businesses:

•	The ongoing intensity of competition for mortgage assets among banks, investment funds and other investors;

•	The continued high levels of private-label securities issuance (which are securities issued by entities other than Fannie Mae, Freddie Mac or Ginnie Mae); and

•	The sustained high proportion of mortgage originations comprising adjustable rate products.

These dynamics continued through the first quarter of 2005. The following discussion describes how these dynamics and our current capital restoration plan have affected and may continue to affect the activities of our Credit Guaranty and Portfolio Investment businesses. Additionally, our results of operations will be substantially affected by the marking-to-market of our derivatives. As noted above, Fannie Mae is in the process of restating its financial statements and, consequently, financial measures in accordance with GAAP are not available at this time.

Credit Guaranty Business

Since June 2004, Fannie Mae’s Single-Family Credit Guaranty business has been affected by lower volumes of fixed-rate product available for securitization, a marked increase in lower credit-quality originations in our underlying market and heightened competition from private-label issuers. During this same period, our Multifamily Credit Guaranty business has been affected by intense competition for loans backed by multifamily properties, an increasing proportion of loans available in the marketplace that do not meet our credit standards, and real estate fundamentals that have impacted vacancy rates and return dynamics.

     Single-Family

Adjustable-rate mortgage (“ARM”) originations increased sharply in 2004 and remained elevated in the first quarter of 2005 despite a rise in short-term rates relative to long-term rates. We believe that this dynamic reflects consumers’ increasing use of ARM products to maintain affordability in an environment of rapid home price appreciation. The increase in ARM originations led to a substantial decline in fixed-rate mortgage assets available in the secondary market. Additionally, heightened levels of ARM originations led to a somewhat lower volume of total mortgage assets available in the secondary market, due in part to the propensity among depositories to retain ARMs as whole loans. There was also a substantial rise in the origination of Alt-A, sub-prime and investor product. (Although there is no uniform definition for subprime and Alt-A loans across the mortgage industry, Alt-A loans typically have slightly lower credit quality or less thorough documentation than prime loans; sub-prime loans typically have markedly lower credit quality. Investor product represents loans secured by “investor properties,” in which the owner is not the primary resident).

A significant source of the financing for these mortgages last year came from the private-label securities market. Private-label market share of mortgage-backed securities issuance rose to an estimated 44 percent in 2004, more than double the levels seen in each of the prior two years, and increased further to an estimated 54 percent in the first quarter of 2005. Subprime mortgages represented an estimated 43 percent of private-label issuance in 2004 and 42 percent in the first quarter of 2005. The Alt-A component of private-label issuance increased from an estimated 20 percent in 2004 to 21 percent in the first quarter of 2005. ARMs were by far the dominant loan-type backing private-label securities, and interest-only ARM product (where borrowers are required to pay only interest, and not principal, for a defined initial term) has increased sharply as a proportion of private-label issuance. Additionally, “layering” of risk (for example, an interest-only ARM made to a borrower with blemished credit to finance an investment property) has become increasingly evident in private-label issuance.

We have maintained a disciplined approach to credit risk in this environment. Consequently, our market share of mortgage-related securities issuance in 2004 and the first quarter of 2005 fell to an estimated 29 percent and 24 percent, respectively, from levels of an estimated 41 percent and 45 percent in 2002 and 2003, respectively. We expect that if current market conditions continue, the prevalence of private-label issuance and the growth of what we believe are higher-risk assets backing these securities may also continue. Given our objective of managing credit risk in a disciplined manner, this would to some degree constrain growth in outstanding MBS (our MBS owned by investors other than Fannie Mae).

Credit quality in our single-family business has reflected the benefit of our disciplined approach to credit risk management and the continued strength of the housing market. Our delinquency rate on single-family conventional mortgages was 0.58 percent at March 31, 2004, 0.63 percent at December 31, 2004 and 0.59 percent at March 31, 2005.

     Multifamily

Fannie Mae remains one of the largest participants in the multifamily secondary market. However, the intensity of competition for loans backed by multifamily properties during the past year has led to a decline in the availability of loans that meet our credit and return requirements. This competition has been driven by aggressive bidding for multifamily debt among investors that is reflective of a high level of funds available for investment.

Fannie Mae purchase volumes have been further constrained by our assessment of mixed real estate fundamentals. Low mortgage rates have led to a record number of first-time homebuyers, many of whom were formerly renters. Additionally, a slowly recovering labor market has kept potential new renters from entering the rental market. These factors have led to rental vacancy rates that are higher than historical norms.

Additionally, capitalization rates (the ratio of net operating income to property value — a measure of expected return on investment) have fallen to extremely low levels, which we believe reflects other investors’ willingness to accept greater risk. Average capitalization rates for class A and class B apartments have seen a steady decline since 1998. (Class “A” properties are typically newer buildings with superior construction and amenities in prime locations; class “B” properties are generally in good locations and provide many amenities—although fewer than Class “A” properties—and are generally over 10 years old.)

We anticipate that these factors may to some degree continue to constrain opportunities to acquire loans that meet our requirements for economic returns and credit quality; however, this purchasing discipline has also benefited our credit risk measures. Fannie Mae’s multifamily delinquency rate was 0.17 percent at March 31, 2004, and declined to 0.09 percent at March 31, 2005.

     MBS Issuance

Through the first quarter of 2005, we remained the largest agency (i.e., Fannie Mae, Freddie Mac, and Ginnie Mae) issuer of mortgage-backed securities. Our larger issuance of mortgage-backed securities over time has resulted in a higher volume of tradable Fannie Mae MBS, which enhances the liquidity of our securities. We also have focused significant resources on maintaining and identifying opportunities to expand our key lender alliances. These efforts have been largely successful, although the composition of our lender alliances has changed and we expect may continue to change as a normal function of an intensely competitive environment.

Portfolio Investment Business

Since the end of June 2004 through March 31, 2005, the dynamics listed under “Market Dynamics” have had the following effects on our Portfolio Investment business:

•	Portfolio balances have declined as a result of limited attractive purchase opportunities and selective portfolio sales;

•	The proportion of floating rate assets in our portfolio has increased markedly.

     Portfolio Balances

Our gross mortgage portfolio totaled $864.6 billion at March 31, 2005, compared with $904.6 billion at December 31, 2004, $891.2 billion at June 30, 2004, and $880.9 billion at March 31, 2004. (This and all other references to portfolio and outstanding MBS balances represent unpaid principal balances.) The intensity of competition for mortgage assets has resulted in extremely narrow option adjusted mortgage spreads, which has significantly curtailed economically attractive opportunities to purchase mortgage assets. Additionally, balances have been reduced by liquidations that have ranged from $16 billion to $28 billion per month between March 2004 and March 2005. The intensity of competition for mortgage assets has also increased the number of economically attractive opportunities to sell mortgage assets from our portfolio. In the first quarter of 2005, we were able to capitalize on extremely narrow spreads and to capture economic value by selling $20.7 billion in assets from our portfolio.

Fannie Mae’s capital restoration plan, finalized with OFHEO in February 2005, defines the management of “total balance sheet size by reducing the portfolio principally through normal mortgage liquidations” as one of two key elements that will contribute to the achievement of our capital goal. The plan also provides that, as a contingency measure to provide additional capital, we may reduce our mortgage portfolio balances. In addition, to the extent that economically attractive opportunities to purchase mortgage assets emerge while our capital restoration plan is in effect, our ability to capitalize on these opportunities may be somewhat constrained.

     Floating-Rate Assets

Among the market dynamics we have noted, the shift in the composition of purchased assets has had the most pronounced effect on portfolio spreads (the difference between the yield we earn on our assets and our cost of funds to purchase those assets). The proportion of floating-rate assets in our portfolio has increased substantially, due to the changing product mix of originations in our underlying market. Floating-rate assets generally have much lower prepayment risk than a 30-year fixed rate mortgage; this is reflected in the lower yield associated with floating-rate assets and results in tighter initial purchase spreads.

A higher proportion of floating-rate assets serves to lessen the overall levels of interest rate risk in our portfolio. While many of the floating-rate assets that we have purchased into our portfolio are private-label securities, we have restricted our purchases to highly rated private-label securities and we have established processes that measure, monitor and manage the credit risk of these investments both at the time of purchase and through the life of the investment.

For the existing portfolio, the narrowing of spreads on fixed-rate mortgages as they become more seasoned has also negatively impacted spreads in our portfolio as a whole. This is a normal and expected result of our portfolio’s “match funding” approach, in which long-term fixed-rate assets are funded through a combination of short-, intermediate-, and longer-term debt instruments that collectively match the expected duration of the assets. In a steep yield curve environment—such as that for assets purchased through May 2004—the cost of short-term debt is significantly lower than that of longer-term debt. As the shorter-term debt matures, the average cost of the remaining debt rises accordingly. As a result, the spread between the remaining debt and the relatively constant yield of a fixed-rate mortgage investment narrows over time.

Administrative Expenses

We estimate that administrative expenses in the first quarter of 2005 were $440 million, compared to an estimated $383 million and $1.511 billion for the first quarter of 2004 and full year 2004, respectively. We are undertaking a thorough review of Fannie Mae’s business operations, staffing and compensation to identify opportunities to lower the cost structure of the company. While we anticipate that this review will benefit the organization’s cost structure going forward, costs associated with the restatement process, systems upgrades and ongoing examinations significantly increased administrative expenses through the first quarter of 2005. We anticipate that these undertakings will have a substantial impact on administrative expenses until their completion.